GOLDCORP INC.

Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8
Telephone (416) 865-0326 Facsimile (416) 361-5741

April 30, 2003

Goldcorp Inc. invites you to attend

the Annual and General Meeting of Shareholders on

Thursday, June 5, 2003

Dear Share Owners:

On behalf of the Board of Directors, it is our pleasure to invite you to attend Goldcorp’s Annual and General Meeting of Shareholders and the Reception that follows.  Please note this date and plan to attend.  The Meeting will be held on Thursday, June 5, 2003, at 4:00 p.m. at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario M5W 1E6.  At the Meeting, we will report on our operations in 2002 and our outlook for 2003 and beyond.

You will find attached to this letter, the Notice of the Annual and General Meeting, the Management Information Circular, the Management’s Discussion & Analysis, National Instrument 54-102 Supplementary Card, the proxy and a return envelope.

Our big news is the expansion of our Red Lake Mine.  When completed, annual gold production from the mine will increase by 40% to 740,000 ounces, production costs will be lowered and our exploration and growth prospects will dramatically improve.  Construction is scheduled to start later this year.  Come to our Annual Meeting to hear the latest news on our progress.

Another reason to attend is our post-meeting Reception.  It’s fun and informative.  It provides you the opportunity to meet our directors, management, employees and other Goldcorp shareholders. The Reception is designed to give you a better understanding of how we work, who we work with, who we have invested in and why Red Lake is one of the hottest gold exploration areas in the world.

Goldcorp – No Debt, No Hedge, Lots of Cash, Low Cost and paying a Dividend.

Gold is Money, Goldcorp is Gold!

Sincerely,

Robert R. McEwen

Chairman and

Chief Executive Officer